UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

Nord Anglia Education, Inc.

(Name of Issuer)

Ordinary shares

(Title of Class of Securities)

G6583A 102

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Premier Education Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 69,613,389 ordinary shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 69,613,389 ordinary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,613,389 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 66.9%
12	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Baring Private Equity Asia IV (7) Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 69,613,389 ordinary shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 69,613,389 ordinary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,613,389 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 66.9%
12	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS The Baring Asia Private Equity Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 69,613,389 ordinary shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 69,613,389 ordinary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,613,389 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 66.9%
12	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS Baring Private Equity Asia GP IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 69,613,389 ordinary shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 69,613,389 ordinary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,613,389 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 66.9%
12	TYPE OF REPORTING PERSON PN

1	NAMES OF REPORTING PERSONS Baring Private Equity Asia GP IV Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 69,613,389 ordinary shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 69,613,389 ordinary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,613,389 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 66.9%
12	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS Jean Eric Salata
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 69,613,389 ordinary shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 69,613,389 ordinary shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,613,389 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 66.9%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

Item 1(a)	Name of Issuer:
Nord Anglia Education, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices:
Level 12, St. George’s Building 2 Ice House Street Central, Hong Kong
Item 2(a)	Name of Person Filing:

Each of the following is hereinafter referred to as a “Reporting Person.”  This statement is filed on behalf of:

(i)                                     Premier Education Holdings Limited

(ii)                                  Baring Private Equity Asia IV (7) Holding Limited

(iii)                               The Baring Asia Private Equity Fund IV, L.P.

(iv)                              Baring Private Equity Asia GP IV, L.P.

(v)                                 Baring Private Equity Asia GP IV Limited

(vi)                              Jean Eric Salata

Item 2(b)	Address or Principal Business Office, or, if None, Residence:

Baring Private Equity Asia IV (7) Holding Limited has its principal business offices at Columbus Centre, 2nd Floor - Suite 210, Road Town, Tortola, British Virgin Islands.  Premier Education Holdings Limited, The Baring Asia Private Equity Fund IV, L.P., Baring Private Equity Asia GP IV, L.P. and Baring Private Equity Asia GP IV Limited have their principal business offices at c/o Maples Corporate Services Limited, 390 GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands.

Mr. Salata’s principal business office is at 3801 Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Item 2(c)	Citizenship:

The place of organization of Baring Private Equity Asia IV (7) Holding Limited is the British Virgin Islands.  The place of organization of Premier Education Holdings Limited, The Baring Asia Private Equity Fund IV, L.P., Baring Private Equity Asia GP IV, L.P. and Baring Private Equity Asia GP IV Limited is the Cayman Islands.  Mr. Salata is a citizen of Chile.

Item 2(d)	Title of Class of Securities:
Ordinary shares of par value of $0.01 per share
Item 2(e)	CUSIP No.:
G6583A 102

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check whether the Person filing is a:
Not applicable
Item 4. Ownership

The following information with respect to the ownership of the ordinary shares of par value of $0.01 per share of Nord Anglia Education, Inc. by the reporting persons is provided as of December 31, 2016, based upon 104,130,038 ordinary shares outstanding as of December 31, 2016:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Premier Education Holdings Limited	69,613,389	66.9%	0	69,613,389	0	69,613,389
Baring Private Equity Asia IV (7) Holding Limited	69,613,389	66.9%	0	69,613,389	0	69,613,389
The Baring Asia Private Equity Fund IV, L.P.	69,613,389	66.9%	0	69,613,389	0	69,613,389
Baring Private Equity Asia GP IV, L.P.	69,613,389	66.9%	0	69,613,389	0	69,613,389
Baring Private Equity Asia GP IV Limited	69,613,389	66.9%	0	69,613,389	0	69,613,389
Jean Eric Salata	69,613,389	66.9%	0	69,613,389	0	69,613,389

Premier Education Holdings Limited is the record holder of 69,613,389 ordinary shares of Nord Anglia Education, Inc.  Jean Eric Salata is the sole shareholder of Baring Private Equity Asia GP IV Limited, which is the general partner of Baring Private Equity Asia GP IV, L.P., which is the general partner of The Baring Asia Private Equity Fund IV, L.P., which is the majority shareholder of Baring Private Equity Asia IV (7) Holding Limited, which is the majority shareholder of Premier Education Holdings Limited.

Item 5.                                 Ownership of Five Percent or Less of a Class

Not applicable

Item 6.                                 Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.                                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.                                 Identification and Classification of Members of the Group

Not applicable

Item 9.                                 Notice of Dissolution of Group

Not applicable

Item 10.                          Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2017

Premier Education Holdings Limited

By:	/s/ Caroline Baker
Name:	Caroline Baker
Title:	Director

Baring Private Equity Asia IV (7) Holding Limited

By:	/s/ Caroline Baker
Name:	Caroline Baker
Title:	Director

The Baring Asia Private Equity Fund IV, L.P.

By:	Baring Private Equity Asia GP IV, L.P., its General Partner

By:	Baring Private Equity Asia GP IV Limited, its General Partner

By:	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

Baring Private Equity Asia GP IV, L.P.

By:	Baring Private Equity Asia GP IV Limited, its General Partner

By:	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

Baring Private Equity Asia GP IV Limited

By:	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

Jean Eric Salata

By:	/s/ Jean Eric Salata
Name:	Jean Eric Salata

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement